Exhibit 99.46

99.46 News Release dated March 25, 2014 INVESTOR RELATIONS CONTACT: Craig Armitage TMX Equicom (416) 815-0700 ext. 278 carmitage@tmxequicom.com

Stock Exchange Symbol: DND	FOR IMMEDIATE RELEASE	Toronto

CIPHER APPOINTS THOMAS WELLNER TO BOARD

MISSISSAUGA, Ontario, March 25, 2014 — Cipher Pharmaceuticals Inc. (TSX: DND) (“Cipher” or “the Company”) today announced that Thomas G. Wellner has been appointed to the Board of Directors of the Company.

Most recently, Mr. Wellner was co-CEO of LifeLabs, Canada’s largest laboratory services company, where he was responsible for leading the integration of CML HealthCare into LifeLabs’ organization. Prior to LifeLabs, Mr. Wellner was President and Chief Executive Officer of CML HealthCare, where he led the company through a strategic re-assessment prior to the merger with LifeLabs. Before CML, he spent 20 years with Eli Lilly & Company in a variety of senior operational and strategic leadership roles in Canada, China, United States, Latin America, Europe, and the United Kingdom. Mr. Wellner also served as CEO of Therapure Biopharma from 2008 to 2011.

“We are very pleased to welcome Tom to Cipher’s Board,” said Gerry McDole, Chair of Cipher.

“Tom has a strong background in business development, sales and marketing, and senior management in the healthcare sector. His experience will be a valuable asset to Cipher as the Company expands its product portfolio and operations in the coming years.”

Mr. Wellner currently sits on the Boards of Diamedica (TSX:DMA), Freshbooks (private) and Atlantic Healthcare (private). He is also a Board member of Life Sciences Ontario. Mr. Wellner is a graduate of Queen’s University (B.Sc. Hons. Life Sciences).

As previously disclosed, Larry Andrews, President and CEO, will be leaving Cipher. Accordingly, he will not stand for re-election to the Company’s Board of Directors. Mr. Andrews will remain with the Company for a period of time while the Board undertakes a search process, following which he will continue working with Cipher in a consulting capacity.

About Cipher Pharmaceuticals Inc.

Cipher Pharmaceuticals (TSX: DND) is a growing specialty pharmaceutical company with three commercial products and a fourth in development. Our product candidates are typically improved formulations of successful, currently marketed drugs. We in-license a product, manage the required clinical development and regulatory approval process, and either out-license it to a marketing partner, or, in Canada, we may market the product ourselves. Our core capabilities are in clinical and regulatory affairs, product licensing, supply chain management, and marketing and sales. Since the Company was founded in 2000, we have achieved final regulatory approval in the U.S. and Canada for all three of our original products and completed six marketing partnerships, generating growing licensing revenue.

For more information, please contact:

Craig Armitage	Norm Evans
Investor Relations	Chief Financial Officer
TMX Equicom	Cipher Pharmaceuticals
(416) 815-0700 ext 278	(905) 602-5840 ext 323
(416) 815-0080 fax	(905) 602-0628 fax
carmitage@tmxequicom.com	nevans@cipherpharma.com